UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934.

Romeo Power, Inc.

(Name of Subject Company)

J Purchaser Corp.

(Offeror)

Nikola Corporation

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value, $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Britton M. Worthen, Esq.

Chief Legal Officer

Nikola Corporation

4141 E Broadway Road

Phoenix, AZ 85040

(480) 666-1038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stanley F. Pierson

Gabriella A. Lombardi

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

Tel: (650) 233-4500

Fax: (650) 233-4545

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Nikola Corporation, a Delaware corporation (“Nikola”), and J Purchaser Corp., a Delaware corporation and a wholly owned subsidiary of Nikola (the “Offeror”). This Schedule TO relates to the offer by Offeror to exchange for each outstanding share of common stock of Romeo Power, Inc., a Delaware corporation (“Romeo”), par value $0.0001 per share (“Romeo Common Stock”), validly tendered and not validly withdrawn in the offer for 0.1186 of a share (the “Exchange Ratio”) of common stock, $0.0001 par value per share, of Nikola (“Nikola Common Stock”) per share of Romeo Common Stock, rounded down to the nearest whole share of Nikola Common Stock (and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated August 29, 2022 (the “prospectus/offer to exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Prior to the expiration of the Offer, there must have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of shares of Romeo Common Stock that, upon the consummation of the Offer, together with any shares of Romeo Common Stock then owned by Nikola and the Offeror, would represent at least a majority of the aggregate voting power of the shares of Romeo Common Stock outstanding immediately after the consummation of the Offer (the “Minimum Condition”). Subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of any other conditions of the Offer, as set forth in the prospectus/offer to exchange, at the effective time of the merger, each outstanding and unexercised Romeo warrant to purchase Romeo Common Stock (“Romeo Warrants”) will be converted into and become a warrant to purchase Nikola Common Stock, and Nikola will assume each such Romeo Warrant in accordance with its terms, and each Romeo restricted stock unit and Romeo performance stock unit that is outstanding and has not been settled immediately prior to the effective time, under Romeo’s applicable Romeo Power, Inc. 2020 Long-Term Incentive Plan and Romeo Systems, Inc. 2016 Stock Plan (together, the “Romeo Plans”), will be converted into and become a restricted stock unit (“RSU”) or performance stock unit (“PSU”), as applicable, which would settle for shares of Nikola Common Stock, each as adjusted by the Exchange Ratio. Each outstanding option to purchase Romeo Common Stock will be cancelled without consideration.

Nikola has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated August 29, 2022, relating to the offer and sale of Nikola Common Stock to be issued to holders of shares of Romeo Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the prospectus/offer to exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Nikola or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022, by and among Nikola, the Offeror and Romeo, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the prospectus/offer to exchange entitled “Questions and Answers About the Offer and the Merger” and “Summary” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Romeo Power, Inc., a Delaware corporation. Its principal executive office is located at 5560 Katella Avenue, Cypress, California, 90058, and its telephone number at such address is (833) 467-2237.

(b) As of August 1, 2022 there were (i) 185,908,638 shares of Romeo Common Stock issued and outstanding.

(c) The information concerning the principal market in which the shares of Romeo Common Stock are traded and certain high and low sales prices for the shares of Romeo Common Stock in that principal market is set forth in “Comparative Market Price Data” in the prospectus/offer to exchange and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) The information set forth in the sections of the prospectus/offer to exchange entitled “The Companies—Nikola” and “The Companies—The Offeror” is incorporated into this Schedule TO by reference.

(c) The information set forth in Annex C of the prospectus/offer to exchange entitled “Directors and Executive Officers of Nikola and the Offeror” is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the prospectus/offer to exchange is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the prospectus/offer to exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Nikola’s Reasons for the Offer and the Merger,” “The Offer—Romeo’s Reasons for the Offer and the Merger; Recommendation of the Romeo Board of Directors,” “The Offer—Interests of Romeo Directors and Executive Officers in the Offer and the Merger,” “The Offer—Certain Relationships with Romeo,” “Merger Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the prospectus/offer to exchange entitled “Questions and Answers about the Offer and the Merger,” “The Offer,” “Merger Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the prospectus/offer to exchange entitled “The Offer—General” is incorporated into this Schedule TO by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the prospectus/offer to exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Nikola’s Reasons for the Offer and the Merger,” “The Offer—Certain Relationships with Romeo” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the prospectus/offer to exchange entitled “The Offer—Exchange of Shares; Delivery of Nikola Common Stock” “The Offer—Procedure for Tendering,” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) The information set forth in the sections of the prospectus/offer to exchange entitled “Selected Historical Consolidated Financial Data of Nikola,” “Selected Historical Consolidated Financial Data of Romeo” and “Where You Can Find More Information” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the prospectus/offer to exchange entitled “Comparative Historical and Unaudited Pro Forma Per Share Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Notes to Unaudited Pro Forma Condensed Combined Financial Information” is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

(a), (c) The information set forth in the prospectus/offer to exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022)

(a)(4)	Prospectus/offer to exchange (incorporated by reference to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022)

(a)(5)(A)	Press Release issued by Nikola, dated as of August 1, 2022 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Nikola on August 1, 2022)

(a)(5)(B)	Investor Presentation titled “Nikola to Acquire Romeo Power,” dated as of August 1, 2022 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Nikola on August 1, 2022)

(a)(5)(C)	Important All-Employee Message from Mark Russell, dated as of August 1, 2022, Transcripts of Nikola Mission and Welcome Video, dated as of August 1, 2022, and social media posts, dated as of August 1, 2022 (incorporated by reference to Nikola’s filing pursuant to Rule 425 on August 1, 2022)

(a)(5)(D)	Article by Alan Adler, dated as of August 1, 2022 and Article by Alan Ohnsman, dated as of August 1, 2022 (incorporated by reference to Nikola’s filing pursuant to Rule 425 on August 2, 2022)

(a)(5)(E)	Transcript of CNBC Interview with Mark Russell and Transcript of Earnings Call & Webcast Prepared Remarks, dated as of August 4, 2022 (incorporated by reference to Nikola’s filing pursuant to Rule 425 on August 5, 2022)

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022, by and among Nikola Corporation, Romeo Power, Inc. and J. Purchaser Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nikola on August 2, 2022)

(d)(2)	Tender and Support Agreement, dated as of July 30, 2022, by and among Nikola Corporation and certain stockholders of Romeo Power, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nikola on August 2, 2022)

Exhibit No.	Description

(d)(4)	Non-Disclosure Agreement, dated November 17, 2021, by and between Nikola Corporation and Romeo Power, Inc. (incorporated by reference to Exhibit 10.3 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022)

h(1)**	Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding certain federal income tax matters

107*	Filing Fee Table

*	Filed herewith
**	To be filed by amendment

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2022

J PURCHASER CORP.

By:	/s/ Mark A. Russell
Name:	Mark A. Russell
Title:	President and Chief Executive Officer

NIKOLA CORPORATION

By:	/s/ Mark A. Russell
Name:	Mark A. Russell
Title:	Chief Executive Officer